UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                     FORM 10-SB

                          GENERAL FORM FOR REGISTRATION OF
                        SECURITIES OF SMALL BUSINESS ISSUERS
             UNDER SECTION 12(g) of the Securities Exchange Act of 1934

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock

                                 NTECH CORPORATION

ITEM 1. DESCRIPTION OF BUSINESS

NTECH Corporation (hereinafter referred to as "NTECH" or the "Company"), is a development stage company that was incorporated in Delaware on July 29, 1997. The Company was initially funded through a Regulation 504D offering, and was listed on the Over-The-Counter Bulletin Board on Dec. 24, 1997 under the symbol NTEH. Its principal business is the development of enabling technology products and applications to transition from micro to nano scale for both miniaturized electrical products and molecularly and atomically assembled substances. NTECH's primary targeted industry is Nanotechnology or "micro-miniaturization." Nanotechnology involves the disciplines of chemistry, physics, biology, electrical engineering, computer science, and material science.

Microtechnology, which is the prevalent existing scale, is in the order of magnitude of one-millionth or 10-6, whereas nanotechnology is one-billionth or 10-9. Within this measurement or "order of magnitude" exists individual molecules / atoms. The technology to completely manipulate molecules / atoms has not yet been perfected. Enabling technology being developed by NTECH should facilitate realization of the efficient processes to assemble and replicate atoms, hence molecules, which potentially will revolutionize existing technologies and markets.

Products

NTECH has enabling technology products at different stages of development.
The Company has a patent pending for an optical reader to read invisible encoded microparticles. These encoded microparticles could potentially be used for security identification. This microparticle has market potential for use as a security feature in identification documents (passports, drivers licenses), stock certificates, bonds, currency, and negotiable instruments (checks, travelers checks). The Company is also in the process of developing an electron isolation technology that could effectively destroy pollution vapors, such as Styrene.

The Company's strategy for marketing and sales will include distributors, independent representatives and direct sales. The mix of each will vary by product. Management intends to license the use of the emissions cleaning processes.

Market Analysis

The existing and prospective growth markets for NTECH's products and process applications are large dollar volume and, mostly, growing at reasonable to rapid rates. Management believes its technology driven strategy in Nanotechnology, combined with the unique, proprietary product features and capabilities, should secure acceptance in the marketplace.

Research and Development

For the last two fiscal years, the Company has spent approximately $224,000 on research and development activities.

NTECH Corporation has established the Institute of Applied Physics ("IAP"), a California corporation, to receive grant funding in the fields of nano-physics, artificial intelligence application development, chemistry, nanoelectromechanical systems ("NEMS"), microelectromechanical systems ("MEMS"), material sciences and other collective, scientific development of enabling technologies to Nanotechnology.

IAP will also conduct portions of NTECH's long term research and development programs, which will facilitate the commercialization of advanced products in the field.

Competition

The level and size of competition the Company faces varies by targeted market Segments. Many of the Company's competitors are more established, benefit from market recognition and have greater financial, production and / or marketing resources than NTECH.


ITEM 2. DESCRIPTION OF PROPERTY

The Company has an office in Los Angeles, California. As of December 31, 1999, the Company did not own any real property.


ITEM 3. LEGAL PROCEEDINGS

On June 16, 1999, the Company filed suit (Case No. 813370-6) in the Superior Court for the State of California, County of Alameda, against a former Officer and Director, Ezekiel Kruglick, for Trade Secret Misappropriation, Conversion, Fraud, Breach of Contract and Breach of Fiduciary Duty. The suit involves NTECH Corporation, a Delaware Corporation, Plaintiff, versus Ezekiel Kruglick and DOES 1-10, inclusive, Defendants.

The Company has sought the following relief:

a. A temporary restraining order to be followed by a preliminary injunction during the pendency of this action and a permanent injunction thereafter, restraining and enjoining Defendant Kruglick and all those acting in concert or participation with him from using or disclosing Plaintiff's Confidential Information.

b. An order requiring Defendant Kruglick to forthwith turn over to Plaintiff any tangible document or thing in whatever form in Defendant's possession, custody or control which contains Plaintiff's Confidential Information, including but not limited to all documents and things relating to his research and development of StuffDust, CMOS switches, voltage conversion devices and micro-relay switches.

c. An order requiring Defendant Kruglick to forthwith transfer and return to NTECH all NTECH stock held by Defendant for services not provided to NTECH.

d. An award of damages in an amount to be determined by the trier of fact.

e. An order of punitive damages in an amount to be assessed by the trier of fact.


ITEM 4. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

The registrant's securities are traded on the Over-The-Counter Bulletin Board (OTC-BB) operated by the National Association of Securities Dealers, Inc. under the symbol NTEH. The registrant's securities began trading on the OTC-BB on December 24, 1997.

Holders

As of 12/31/1999, there were 85 shareholders of Common Stock in the Company, and 12,931,500 shares of Common Stock outstanding.

Dividends

There have been no cash dividends declared on any shares of common equity in the Company since the inception of the Company to present.


ITEM 5. DESCRIPTION OF SECURITIES

Common Stock

Warrants - At present, there are no outstanding warrants to purchase equity in the Company.

Options - At present, there are no options outstanding that can be exercised to purchase equity in the Company.

Convertible Stock - At present, there is no convertible stock.

Selling Security Holders - There are no securities to be registered for the account of any security holders.

Except as otherwise provided by the Company's Certificate of Incorporation or By-Laws, at every meeting of the stockholders each stockholder shall be entitled to one vote for each share of voting stock standing in his name on the books of the corporation on the record date for the meeting.

IMPORTANT INFORMATION ON PENNY STOCKS

Generally, penny stock is a security that:

Is priced under five dollars;

Is NOT traded on a national stock exchange or on NASDAQ (the NASD's automated quotation system for actively traded stocks);

May be listed in the "pink sheets" or the NASD OTC Bulletin Board;

Is issued by a company that has less than $5 million in net tangible assets and has been in business less than three years, by a company that has under $2 million in net tangible assets and has been in business for at least three years, or by a company that has revenues of $6 million for 3 years.

FOR MORE INFORMATION ABOUT PENNY STOCKS, contact the Office of Filings, Information, and Consumer Services of the U.S. Securities and Exchange Commission, 450 Fifth Street, NW., Washington, DC 20549, (202) 272-7440. For detailed information on Penny Stocks, please refer to General Rules and Regulations promulgated under the Securities Exchange Act of 1934, Rule 15g-1 through 15g-6.


ITEM 6. PLAN OF OPERATION

RESULTS OF OPERATIONS

The Company incurred a loss of ($246,820) for the period ending December 31, 1999. For the next twelve months, the Company plans to raise additional capital to sustain its operations and research and development by continuing to issue restricted shares of Common Stock for cash, including but not limited to the issuance of shares in a Private Placement Memorandum. The Company will use the additional capital raised to further the development of its optical reader and electron isolation technology. At this time, the Company does not foresee any significant changes in the number of employees.


ITEM 7. FINANCIAL STATEMENTS

The selected financial data presented below has been derived from the internal financial statements of the Company and are unaudited. The following table summarizes certain financial information and should be read in conjunction with "PLAN OF OPERATION" and the Financial Statements and related notes included elsewhere in this Registration Statement. The information below may not be indicative of the Company's future results of operations.



                                 Dec. 31, 1999

Statement of Operations Data:
   Revenue                                   0
   Operating Expenses                  247,137
   Net Loss                           (246,820)
   Net Loss Per Share                    (.019)

Balance Sheet Data:
   Current Assets                          563
   Total Assets                        172,211
   Total Stockholders Equity           172,211


CASH CONTRIBUTIONS

Upon organization of the Company, there was an initial $350 paid in capital. In exchange for these funds, the Company issued 4,500,000 shares to the founders which were disbursed as follows:



Gain Integrated Systems, Inc.(1)      2,430,000 shares
Thomas P. McCarthy                      450,000 shares
Ezekiel Kruglick                      1,620,000 shares(2)

(1) Susan Brana is the owner of record
(2) Shares have been rescinded


The following is a list of cash contributions made by officers, directors, promoters and affiliated persons made subsequent to the organization of the Company, and made for the purpose of acquiring common equity in the Company:



Shareholder                 Cash Contribution       No. of Shares Issued

Gain Integrated
Systems, Inc. (1)           $148,000                1,305,000

(1) Susan Brana is the owner of record



ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS

Susan Brana; 46 years old; Chairman of the Board since July 1997

Susan Brana is an entrepreneur in technology companies. Ms. Brana also has broad experience in securities compliance and commercial / investment banking. She has been with NTECH (founder) for the past three years, and was the owner / operator of Alt Capital, a broker dealer in Los Angeles, for the three years prior to founding NTECH.

Thomas McCarthy; 31 years old; Director since July 1997

Mr. McCarthy is a software developer and web page designer. He has been with NTECH (founder) for the past three years. Prior to that, he was the President of Minus 9, Inc., a company involved in the development of nanotechnologies, for two years.

Alan Cade; 43 years old; Director since December 1998.

Alan Cade has been with Dugan & Associates, a highly regarded construction management company in Los Angeles, CA., for over 10 years, and is currently the Senior Vice President with them.

EXECUTIVE OFFICERS

Mark Kaeller has been with NTECH for two years. He has ten years of commercial banking management and operations experience. Prior to his work with NTECH, Mr. Kaeller was an A.V.P. at Sanwa Bank for one year and an A.V.P. at Wells Fargo Bank for two and a half years.

SIGNIFICANT EMPLOYEES

There are no other employees to mention that will make a significant contribution to the Company at this time.


ITEM 9. EXECUTIVE COMPENSATION

Following is the amount of cash and stock compensation for executives of the Company since inception through June 30, 1999.

Thomas McCarthy - 500,000 shares
Mark Kaeller - 600,000 shares


                  SUMMARY COMPENSATION TABLE

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Name and                                          Restricted
Principle Position          Years     Salary      Stock Awards

Thomas McCarthy             1997-9    $0          500,000 shares
Executive Vice President,
Chief Information Officer

Mark Kaeller                1997-9    $0          600,000 shares
Executive Vice President,
Chief Operating Officer



ITEM 10. SECURITY OWNERSHIP INTEREST OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

The following table sets forth the Common Stock ownership of each person known by the company to be the beneficial owner of five percent or more of the Company's Common Stock, each director individually, and all officers and directors of the Company as a group. Each person has sole voting and investment power with respect to the shares of Common Stock shown, and all ownership is of record and beneficial.



Title         Name and address        Amount and nature        Percent
Of Class      of beneficial owner     of beneficial ownership  Of Class

Common        Gain Integrated         6,521,466                50.43%
Stock         Systems, Inc.(1)
              1015 Gayley Ave.
              No. 387
              Los Angeles, CA. 90024

Common        Thomas McCarthy         1,400,000                10.83%
Stock         163 N. Marengo Ave.
              No. 217
              Pasadena, CA. 91101

Common        Alan Cade                 410,000                 3.17%
Stock         15445 Ventura Blvd.
              No. 273
              Sherman Oaks, CA. 91403

All Officers
And Directors
As A Group                            8,931,466                69.07%



ITEM 11. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

CONTACTS

Transfer Agent

Interwest Transfer Company, Inc.
Kristi Kunz
P.O. Box 17136
1981 E. 4800 S.
Suite 100
Salt Lake City, UT.  84117-5126
(801) 272-9294 Tel.
(801) 277-3147 Fax

Market Maker

Sierra Brokerage
Merv Roland or Jeff Richardson
2000 Bethel Rd.
Columbus, OH.  43220
(614) 442-9400 Tel.
(614) 442-9486 Fax

Certified Public Accountant

Kevin G. Breard, CPA, An Accountancy Corporation
9010 Corbin Ave.
Suite 7
Northridge, CA.  91324
(818) 886-0940 Tel.
(818) 886-1924 Fax

RECENT SALES OF UNREGISTERED SECURITIES

Since inception through December 31, 1999, pursuant to Reg. 504 of the Securities Act of 1933, the Company has issued 6,125,650 shares of Common Stock for a total of $332,924. With respect to these shares of Common Stock issued by the Company, the Company believes that these transactions did not involve any public offering, in as much as all these shares were issued to the Company's Officers, Directors and others, who purchased the shares for investment purposes only and not with a view to further public distribution. Further, no commissions were paid to any persons in connection with such sales, no advertising of any nature was made in connection with the sale of said shares, all Company information was made available to said purchasers, and said purchasers were required to execute a subscription agreement restating the aforementioned, among other things. Accordingly, the Company believes that the aforementioned transactions were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.


ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Certificate of Incorporation states the following:

"No director of the corporation shall have personal liability to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director (a) for any breach of the director's duty or loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware Corporation Law, or (d) for any transaction from which the director derived an improper personal benefit."

The Company's By-Laws, Section IX, .01 states the following:

"The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a Director, Trustee, Officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, Trustee, Officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in such a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful."


/s/ SUSAN M. BRANA
Susan M. Brana
Chairman of the Board of Directors

March 17, 2000

The following financial data is for the period ending 12/31/99 and is unaudited from the Company's internal records. The information below may not be indicative of the Company's future results of operations.